FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of August 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



August 2, 2010


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

                                                                  August 2, 2010

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo
                                                             President and CEO
                                             Contact:        Minoru Saitoh
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

          NOTICE CONCERNING REVISION OF CONSOLIDATED FINANCIAL FORECAST

Ricoh Company, Ltd. ("Ricoh") revised its consolidated financial forecast for the six months ending September 30, 2010 based on its recent business performance.

1. Revision of the consolidated financial forecast for the six months ending September 30, 2010

                                                                                         (Millions of yen)
---------------------------------------------------------------------------------------------------------
                                                                                            Net income
                                                                         Net income      attributable to
                                                                        attributable      Ricoh Company,
                                Net sales   Operating   Income before     to Ricoh      Ltd. shareholders
                                             income      income taxes   Company, Ltd.     Per share (yen)
---------------------------------------------------------------------------------------------------------
Previous forecast (A)             990,000     30,000        23,000          8,000             11.03
(Announced on April 27, 2010)
New forecast (B)                  984,000     35,000        28,000         12,500             17.23
Change (B - A)                     -6,000      5,000         5,000          4,500                 -
Percentage change                   -0.6%      16.7%         21.7%          56.3%                 -
(Reference)
Actual for the six months         988,791     13,995         6,766          1,808              2.49
ended September 30, 2009
---------------------------------------------------------------------------------------------------------

2.   Basis for the revision

     Ricoh assumes that the consolidated net sales for the half year ending September 30, 2010 will be lower than that previously announced in April 2010, due mainly to the fact that we have revised downward its forecast of exchange rate of the Japanese Yen against the Euro in and after the second quarter of the fiscal year. However we expect that operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. for the first half of the fiscal year will surpass our previous forecast because the gross profit will remain higher than forecasted due mainly to increasing sales of value-added higher margin products.

     In the terms of the fiscal year ending March 31, 2011, Ricoh has not changed its forecast previously announced in April 2010.

* Ricoh bases the forecast estimates above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.